Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Collaborates with CrisisGo to Introduce Cellular-Based Paging Services

Wireless Paging Systems Market Opportunity Expected to Grow to $722 Million by 20271

VANCOUVER, BC / ACCESSWIRE / March 27, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced it is collaborating with CrisisGo, Inc. (“CrisisGo”), provider of the CrisisGo Panic app, an incident management platform for first responders, to introduce next generation, cellular-based paging services for use by emergency response personnel

Together, CrisisGo’s emergency communication system and the Siyata SD7 handset offer a smart, simple and safe paging replacement solution to equip first responders and healthcare system personnel with innovative solutions that enhance emergency response capabilities. The CrisisGo Paging Services solution works seamlessly across both cellular and WiFi networks, breaking geographical limits and providing richer and more reliable capacities for more timely and more reliable emergency communications.

“Increasingly, wireless paging systems are being adopted to send and receive messages to individuals during an emergency or crisis,” commented Siyata CEO Marc Seelenfreund. “Pagers are an essential tool for firefighters, clinicians and emergency medical technicians, but they are no longer the full answer in today’s emergency response. Traditional pagers provide only one-way communication, and no GPS tracking. Together with CrisisGo, our SD7 handset offers a smart, simple and safe paging replacement solution that works seamlessly across both cellular and WiFi networks to provide clearer and more reliable two-way communications.”

“The total market opportunity for wireless paging systems is estimated to grow to $722 million by 2027,” continued Seelenfreund. “In addition to emergency response, there are a number of additional uses cases for wireless paging systems in other fast-moving industries such as food services, logistics and transport, warehousing and healthcare. We believe there is a meaningful opportunity for us to drive growth in our business with instant messaging and the rising adoption of pagers by businesses.”

Siyata Mobile will be showcasing how CrisisGo Inc.'s Panic App can be integrated into its SD7 solutions in booth 2125 at the International Wireless Communications Expo ("IWCE") 2023. IWCE is being held at the Las Vegas Convention Center March 27-30.

“What some may not realize is that pagers are still a widely used tool to communicate, even though their capabilities are outdated compared to the average smartphone,” commented Jim Spicuzza, CrisisGo’s CPO and Co-Founder. “The benefit of simple pager systems over smartphones is that they’re still a more cost-effective solution. What we are experiencing with the SD7 is a perfect blend of both, enabling dispatch to send pages, questions and the pager users can send and receive specific information, GPS location and utilize PTT as option. Pair that with CrisisGo’s enhanced Safety iResponse platform and we have the most feature-rich, cost-effective solution to replace current legacy pager systems.”

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1 https://www.futuremarketinsights.com/reports/wireless-paging-Systems-market

The SD7 paired with CrisisGo’s advanced alerting solution, Safety iResponse, opens the door to safety communication capabilities in any industry looking to enhance its safety ecosystems.

The SD7 enables push-to-talk communications for first responders and enterprise clients. It is a simple easy-to-use rugged Android based MCPTT solution with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the United States and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters. The SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North American and international markets. Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

About CrisisGo

CrisisGo is the leading safety platform and emergency solution serving at the intersection of communities and organization stakeholders’ personal and professional lives. We are trusted by more than 16,000 schools and organizations, including Fortune 500 companies, to keep them connected and maximize critical safety resources. CrisisGo is privileged to be a part of the FirstNet mobile app ecosystem and have demonstrated reliability as an AWS Advanced Technology Partner. Learn more at crisisgo.com and follow our Blog, LinkedIn and Twitter.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA" and its previously issued warrants trade on the Nasdaq under the symbol "SYTAW."

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites and social media sites is not incorporated by reference into this press release.

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